Exhibit 99.1

Conference Call Alert

Planegg/Munich, Germany, November 4, 2020

Invitation to MorphoSys’ Third Quarter and First 9-Month 2020 Results Conference Call on November 12, 2020

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) will publish its results for the third quarter and first 9-month of 2020 on November 11, 2020 at 10:00pm CET (9:00pm GMT; 4:00pm EST).

MorphoSys’ Management team will host a conference call and webcast on November 12, 2020 at 2:00pm CET (1:00pm GMT; 8:00am EST) to present the third quarter and first 9-month financial results 2020 and the further outlook for 2020.

Date of the conference call:	Thursday, November 12, 2020
Time:	2:00pm CET (1:00pm GMT, 8:00am EST)
Dial-in numbers:
Germany:	+49 69 201 744 220
United Kingdom:	+44 203 009 2470
USA:	+1 877 423 0830
(all numbers reachable from any geography)
Participant PIN:	26740320#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript of the prepared remarks will be available on www.morphosys.com.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees.

More information at www.morphosys.com or MorphoSys-US.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding tafasitamab’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

  Investor Contacts:

  Dr. Julia Neugebauer

  Director Corporate Communications & IR

  Tel: +49 (0) 89 / 899 27-179

  Julia.Neugebauer@morphosys.com

  Media Contacts:

  Jeanette Bressi

  Director, US Communications

  Tel: +1 617-404-7816

  media@morphosys.com

  Sophie Petersen

  Senior Specialist

  Tel: +49 (0) 89 899 27 26033

  media@morphosys.com